

07008221

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 (MM/DD/YY) AND ENDING 07/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bueter and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 East Campus View Blvd., Suite 115
(No. and Street)

Columbus (City) Ohio (State) 43235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean R. Bueter 614-885-9734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

41 S. High Street, Suite 2100 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 05 2007
THOMSON
FINANCIAL



SEC MAIL PROCESSING
RECEIVED
SEP 28 2007
WASH, D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sean R. Bueter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bueter and Company, Inc., as of July 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

ELIZABETH M. PERKINS
MY COMMISSION EXPIRES 11-20-08
STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUETER AND COMPANY, INC.
Columbus, Ohio

Financial Statements
and
Supplementary Financial Information
For the years ended July 31, 2007 and 2006

and Independent Auditors' Report Thereon


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2007
WASH, D.C.
160
SECTION

CONTENTS


SCHNEIDER DOWNS

INSIGHT • INNOVATION • EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bueter and Company, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Bueter and Company, Inc. (Company) as of July 31, 2007 and 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
September 24, 2007

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062


IGAF

BUETER AND COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

	July 31 2007	July 31 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 26,441	$ 43,256
Commissions receivable	53,620	51,711
Prepaid federal income tax	182	182
Total Current Assets	80,243	95,149
PROPERTY AND EQUIPMENT, net	6,577	1,069
DEFERRED INCOME TAXES	2,187	-
Total Assets	$ 89,007	$ 96,218
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 9,541	$ 800
Deferred income taxes	4,851	190
Management fee payable	11,737	48,027
Total Current Liabilities	26,129	49,017
STOCKHOLDER'S EQUITY		
Common stock, no par value, 750 shares authorized, 500 issued and outstanding	10,000	10,000
Additional paid-in capital	5,000	5,000
Retained earnings	47,878	32,201
Total Stockholder's Equity	62,878	47,201
Total Liabilities And Stockholder's Equity	$ 89,007	$ 96,218

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions and fees	$ 458,826	$ 242,698
OPERATING EXPENSES		
Management fee	348,709	151,722
Commissions	38,395	31,419
Other administrative expenses	53,571	62,101
Total Operating Expenses	440,675	245,242
Operating Income (Loss)	18,151	(2,544)
PROVISION FOR INCOME TAXES	(2,474)	-
Net Income (Loss)	$ 15,677	$ (2,544)
Net Income (Loss) Per Share	$ 31.35	$ (5.09)

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JULY 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES, July 31, 2005	$ 10,000	$ 5,000	$ 34,745	$ 49,745
Net Loss	-	-	(2,544)	(2,544)
BALANCES, July 31, 2006	10,000	5,000	32,201	47,201
Net Income	-	-	15,677	15,677
BALANCES, July 31, 2007	$ 10,000	$ 5,000	$ 47,878	$ 62,878

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 15,677	$ (2,544)
Adjustments to reconcile net income (loss)		
to net cash (used in) provided by operating activities:		
Depreciation	499	282
Deferred income taxes	2,474	-
Changes in assets and liabilities:		
Commissions receivable	(1,909)	(28,566)
Accounts payable	8,741	-
Commissions payable	-	(326)
Management fee payable	(36,290)	35,851
Net Cash (Used In) Provided By Operating Activities	(10,808)	4,697
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(6,007)	-
Net (Decrease) Increase In Cash And Cash Equivalents	(16,815)	4,697
CASH AND CASH EQUIVALENTS		
Beginning of year	43,256	38,559
End of year	$ 26,441	$ 43,256

See notes to financial statements.

BUETER AND COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2007 AND 2006

NOTE 1 - ORGANIZATION AND PURPOSE

Bueter and Company, Inc. (Company), an Ohio corporation formed in 1979, is an investment advisory firm registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company provides its services to individuals, corporations and other investment advisors. The Company's primary investment activity is the sale of various investments for retirement planning purposes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all investments with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment consist of office equipment and furniture and fixtures, which are stated at cost and depreciated over the estimated useful lives of the assets ranging from five to seven years. These assets are shown net of accumulated depreciation of approximately $64,000 and $63,000 at July 31, 2007 and 2006, respectively.

Income Taxes - The Company accounts for income taxes under the asset and liability method prescribed by the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS 109)." Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

Earnings Per Share - Earnings per share is based upon the weighted average number of shares outstanding during the years ending July 31, 2007 and 2006, respectively.

Revenue Recognition - The Company recognizes revenue at the time the client signs the investment application.

NOTE 3 - INCOME TAXES

The provision for income taxes at July 31, 2007 and 2006 consisted of deferred income taxes of $2,474 and $0, respectively.

BUETER AND COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2007 AND 2006

NOTE 3 - INCOME TAXES (Continued)

The Company's deferred income taxes at July 31 consisted of the following:

	2007	2006
Net operating loss carry-forward	$ 2,187	$ 624
Accrual to cash conversion	(4,851)	(814)
Net deferred tax liability	$ (2,664)	$ (190)

The Company has net operating loss carry-forwards of approximately $14,500, which expire at various times through 2027.

NOTE 4 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $55,793 and $46,140 as of July 31, 2007 and 2006, respectively, which was in excess of the net capital required by National Association of Securities Dealers of $5,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2007 and 2006 was 0.38 to 1 and 1.06 to 1, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with Bueter and Associates, Inc., a related entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Bueter and Associates, Inc. as a result of activities on behalf of the Company will be borne by Bueter and Associates, Inc. In return for this benefit, the Company is required to pay Bueter and Associates, Inc. 95% of net operating income as a management fee. The Company incurred management fees of $348,709 and $151,722 for the years ended July 31, 2007 and 2006, respectively. The Company also paid expense allocations of the following for the year ended July 31, 2007:

Office administration	$ 15,000
Rent	6,000
Telephone	2,400
Seminar expense	12,000
Office supplies	1,800

[This Page Intentionally Left Blank]

SUPPLEMENTARY INFORMATION

BUETER AND COMPANY, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2007

NET CAPITAL	
Total Stockholder's Equity	$ 62,878
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	62,878
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net	6,577
Federal income tax receivable	182
Net capital before haircuts on securities position	56,119
Haircuts on securities	
Contractual securities commitments	-
Deficit in securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposits, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	326
Undue concentrations	-
Net capital	$ 55,793

[This Page Intentionally Left Blank]

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Long-term note payable (secured by property and equipment)	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Other accounts payable and accrued expenses	$ 21,278
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other	-
Total Aggregate Indebtedness	$ 21,278

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 - 2/3% total aggregate indebtedness)	$ 1,419
Minimum net capital required (stated)	$ 5,000
Excess net capital	$ 50,793
Excess net capital at 1,000 percent	$ 53,665
Ratio: Aggregate indebtedness to net capital	.38 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of July 31, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 55,927
Adjustment to taxes made after issuing the focus report	(134)
Net capital per above	$ 55,793

BUETER AND COMPANY, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2007

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to July 31, 2007 under the following section:

(k) (1) - Limited business (mutual funds and/or variable annuities only)



INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Bueter and Company, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Bueter and Company, Inc. (Company) for the year ended July 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062



control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
September 24, 2007

END